Mogul Energy International, Inc.

520 Pike Street,
Suite 2210
Seattle, Washington 98101
Telephone: (206) 357-4220   Facsimile: (206) 357-4211

By EDGAR

April 25, 2007

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:
Mail Stop: 7010

Re:	Mogul Energy International, Inc. Registration Statement on Form SB-2 Filed November 17, 2006
File No. 333-138806

The following responses are to your letters of April 18, 2007 and April 19, 2007 and are keyed to the number comments in each of the letters. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 3 to the Form SB2 Registration Statement.

The April 18th Letter

1.   Our response to the subsequently issued comment letter is set forth below under the caption “The April 19th Letter.”

2.   We have revised our disclosures to reflect the fact that the consideration for the settlement of the lawsuit with Ghareeb Awad and Transpacific was payable by deliver of $20,000 cash and 2,000,000 shares of our common stock with an estimated value of $800,000; this resulted in a charge to operations and an increase in current liabilities in the amount of $820,000. The disclosure has been further revised to reflect the fact that the settlement has had a relatively small impact on liquidity because only $20,000 was payable in cash. Please see page 21.

3.   We acknowledge that the ceiling test is to be performed at each balance sheet date, and believe the revised disclosures clarifies this.

4.    The notes to the financial statements have been revised to reflect the fact that the lease that expired on March 31, 2007 would not be renewed; further, we have revised the financial statements to reflect an impairment expense of $764,719, based on our ceiling test as of December 31, 2006. The impairment expense is reflected in the 2006 statement of operations as “Impairment.”

U.S. Securities and Exchange Commission
April 25, 2007
Re: Mogul Energy Corporation

5.   This note should have read “to determine further exploration plans for the freehold properties.” We have noted that the lease on the Fairlight Prospect expired on March 31, 2007 and was not renewed. We also have added disclosure to the note stating that the $764,719 cost of the dry hole exceeds the cost ceiling test for the cost pool, resulting in an impairment charge during 2006 for the full aggregate cost of the well.

6.   We considered the concepts embodied in the AICPA’s practice guide for valuation of private held equity securities. In this regard, we considered a range of valuations, with the proposed public offering price of $0.50 (based upon the exercise price in our issued and outstanding warrants, none of which have been exercised) being at the upper end of that range. However, we believe that the best estimate of value is $0.40 per share as being supported with objective and reliable information, a threshold we viewed as important for financial reporting purposes. We considered a cash transaction for a similar number of shares within 6 months to be recent and relevant for our financial reporting. We were unable to support with objective and reliable information the $0.50 per share valuation. In weighing the upper end of the valuation estimate, we noted significant uncertainties related to the $0.50 per share offering price including the fact that:

•	Our registration statement is not yet effective, there was and continues to be an element of uncertainty for this aspect; and
•
The term of the proposed offering is not a firm commitment, or even a best efforts involving any underwriter or broker-dealer. Rather, it is merely an opportunity for certain shareholders to sell their share should they find a willing buyer.

In this regard please note the following taken from section of the registration statement entitled “Determination of Offering Price:”

“The Selling Shareholders may sell their shares of our common stock at a price of $0.50 per share until shares of our common stock are quoted on the Over-the-Counter Bulletin Board, or listed for trading or quoted on any public market and thereafter at prevailing market prices or privately negotiated prices. The offering price of $0.50 per share has been set at the highest exercise price of our outstanding common share purchase warrants and does not have any relationship to any established criteria of value, such as book value or earning per share. (emphasis added) Additionally, because we have no significant operating history and have not generated any revenue to date, the price of the common stock is not based on past earnings, nor is the price of the common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.

U.S. Securities and Exchange Commission
April 25, 2007
Re: Mogul Energy Corporation

Additionally, we viewed the length of time that Mr. Awad is obliged to hold these shares, being subject to private placement restrictions (and having no registration rights), as weighing significantly in favor of not using the $0.50 price per share for the proposed public offering. We believe that these, and other business uncertainties, weigh heavily in favor of using the valuation that is buttressed with recent historical cash transactions.

In further deliberations on the matter, we also considered the fact that in 2007 we acquired interests in freehold leases in transactions with a similar number of shares. We believed that whatever estimate of value was best supported for financial reporting for the litigation settlement would be the same estimate of valuation used in connection with the acquisition in the freehold leases. And we believed that the fair value of the assets acquired in 2007 is consistent with a $0.40 per share valuation, the same as the litigation settlement estimate.

The April 19th, 2007

1.	We deleted lines regarding compensation earned in 2007.

2.	The footnote numbering has been clarified.

3.   The disclosure has been revised to reflect that Mr. Pratt’s shares are to be valued at the last price at which we issued shares (currently $0.40) until such time as the shares are trading, then the valued will be the average closing price of our common stock, as quoted on the NASD OTCBB or such other exchange on which our stock may then be quoted or listed for trading, for the five trading days prior to the last business day of the calendar month. This disclosure has been added to Note 4.

Thank you for your assistance.

Very truly yours,

Mogul Energy International, Inc.

By: /s/ Naeem Tyab
Name: Naeem Tyab
Title:President